SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                 QUESTECH, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                     748357
                                 (CUSIP Number)


Steven N. Bronson                        copy to: Linda C. Frazier, Esquire
Barber & Bronson Incorporated                     Broad and Cassel
201 South Biscayne Blvd., Suite 2950              201 S. Biscayne Boulevard, Suite 3000
Miami, Florida 33131                              Miami, Florida 33131
(305) 536-8501                                    (305) 373-9400
------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)






                AUGUST 21, 1996, APRIL 18, 1997 AND MAY 14, 1997
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
----------------                                             -----------------
CUSIP NO. 748357                                             PAGE 2 OF 5 PAGES
----------------                                             -----------------

-------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Steven N. Bronson
-------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b)[ ]

-------------------------------------------------------------------------------
    3        SEC USE ONLY


-------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

             PF
-------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
    6        CITIZENSHIP OF PLACE OF ORGANIZATION

             USA
-------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

          NUMBER OF                          100,000
            SHARES                  -------------------------------------------
         BENEFICIALLY               8        SHARED VOTING POWER
           OWNED BY
             EACH                            25,000
          REPORTING                 -------------------------------------------
            PERSON                  9        SOLE DISPOSITIVE POWER
             WITH
                                             100,000
                                    -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             25,000
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             125,000
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [X]


-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.76%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
----------------                                             -----------------
CUSIP NO. 748357                                             PAGE 3 OF 5 PAGES
----------------                                             -----------------

-------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Barber & Bronson Incorporated
-------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]

-------------------------------------------------------------------------------
    3        SEC USE ONLY


-------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
    6        CITIZENSHIP OF PLACE OF ORGANIZATION

             Florida
-------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

          NUMBER OF                          -0-
            SHARES                  -------------------------------------------
         BENEFICIALLY               8        SHARED VOTING POWER
           OWNED BY
             EACH                            25,000
          REPORTING                 -------------------------------------------
            PERSON                  9        SOLE DISPOSITIVE POWER
             WITH
                                             -0-
                                    -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             25,000
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,000
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [X]

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.55%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Except as expressly amended below, the Schedule 13D, dated November 22, 1995, as amended, as filed on behalf of Steven N. Bronson and Barber & Bronson Incorporated, a Florida corporation (the "Company"), with respect to the shares of Common Stock (the "Shares"), of QuesTech, Inc., a Virginia corporation (the "Issuer"), remains in full force and effect.

         Item 5. is hereby amended in its entirety and restated to read as follows:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate 125,000 Shares of the Issuer's Common Stock, representing approximately 7.76% of the total Shares of the Issuer's Common Stock deemed outstanding. Such Shares include 25,000 Shares beneficially owned by the Company, as described below, and 100,000 Shares owned of record by Mr. Bronson.

         The Company owns of record an aggregate 25,000 Shares of the Issuer's Common Stock, representing approximately 1.55% of the total Shares of the Issuer's Common Stock deemed outstanding, and with respect to which the Company may be deemed to share voting and dispositive power with Mr. Bronson.

         Mr. Barber and Mr. Elliott do not beneficially own any Shares of the Issuer's Common Stock. Mr. Barber and Mr. Elliott respectively disclaim beneficial ownership of the Shares beneficially owned by Mr. Bronson and the Company.

         The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to which Shares, the foregoing persons disclaim beneficial ownership.

         (c) On August 21, 1996, the Company acquired an aggregate of 10,000 Shares on the open market for $7.38075 per Share. On April 18, 1997 and May 14, 1997, Mr. Bronson acquired an aggregate 10,000 and 5,000 Shares, respectively, on the open market for $6.375 and $7.40 per Share, respectively.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e)      Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Exhibit 99 - Joint 13D Filing Statement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date:  June 10, 1997              /S/STEVEN N. BRONSON
                                  --------------------
                                  Steven N. Bronson



                                  BARBER & BRONSON INCORPORATED


Date:  June 10, 1997              By:/S/STEVEN N. BRONSON
                                     ----------------------------
                                     Steven N. Bronson, President

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION                                          PAGE
-------   -----------                                          ----

  99     Joint 13D Filing Statement